EXHIBIT 12

STATEMENTS RE: COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

For Fiscal Years Ended 1999 - 2003

(000’s)

	Fiscal Year Ended
	11/30/2003	11/24/2002	11/25/2001	11/26/2000	11/28/1999

Fixed Charges:
Interest:
Interest expense (includes amortization of debt discount and costs)	$254,265	$186,493	$219,956	$234,098	$182,978
Capitalized debt costs	59,670	33,918	49,730	34,769	15,729
Interest factor in rental expense	27,205	26,272	25,879	26,026	28,700

Total fixed charges	341,140	246,683	295,565	294,893	227,407

Earnings:
Income (loss) before income taxes	(31,292)	26,587	222,648	382,710	7,257

Add: Fixed charges	341,140	246,683	306,381	294,893	227,407

Total Earnings	309,848	273,270	518,213	677,603	234,664

Ratio of Earnings to Fixed Charges	0.9	1.1	1.8	2.3	1.0

For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges are defined as the sum of interest on all indebtedness, amortization of debt issuance cost (including amounts capitalized) and that portion of rental expense which we believe to be representative of an interest factor.